United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mary Mast, Staff Accountant Division of Corporate Finance Telephone Number: (202) 551-3679 and (202)551-3613 Fax Number: (202)772-9217

Re:	Intellect Neurosciences, Inc. Form 10-KSB for the Year Ended June 30, 2008 File No. 333-128226
VIA EDGAR AND FACSIMILE

March 27, 2009

Dear Mr. Rosenberg and Ms. Mast:

On behalf of Intellect Neurosciences, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter dated March 17, 2009 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission to Mr. Elliot Maza, President and Chief Financial Officer of the Company.

Form 10-KSB for the year ended June 30, 2008

Financial Statements

1.  STAFF COMMENT: We refer to your response to comment 2. Please tell us why it is appropriate to include the entire preferred stock as a derivative instead of bifurcating the conversion feature and recording the embedded conversion feature as a derivative. Please refer to Section II B.2 of http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

COMPANY RESPONSE:
In response to the Staff’s Question 1 as set forth in the Comment Letter, the Company analyzed the preferred stock and determined that the fair value attributable to the embedded conversion feature should be accounted for as a derivative liability with changes in fair value recorded in the statement of operations pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”. We presented this amount as “Preferred Stock Liability” on our Consolidated Balance Sheet.

We separated the host contract from the derivative liability and classified approximately $4.9 million attributable to the host contract in permanent equity as additional paid in capital. Such amount has been included in the statement of changes in capital deficiency for the fiscal years ended June 30, 2006 and 2007 as excess of proceeds over fair value of Series B preferred and will be disclosed separately in future filings.

Item 8A. Controls and Procedures, page 43

2. STAFF COMMENT:  We have read your response to comment 3 and will await your amendment to include your assessment of internal controls.

COMPANY RESPONSE:
In response to the Staff’s Comment 2 as set forth in the Comment Letter, the Company intends to amend the Company’s Form 10-KSB filed November 6, 2008, as amended by a Form 10-KSB/A filed November 7, 2008, as further amended by a Form 10-KSB/A filed on February 26, 2009, and further amended by Form 10-K/A filed concurrently herewith, to include an assessment of the Company’s internal controls over financial reporting by Wednesday April 8, 2009.

3.  STAFF COMMENT:    In your response to comment 4 your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated February 12, 2009, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 11102, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that Disclosure Controls and Procedures were not effective as of the end of the fiscal year.

COMPANY RESPONSE:
In response to the Staff’s request in Item 3 of the Comment Letter, the Company had considered that existing controls and procedures to ensure accurate disclosure of material events affecting the Company were sufficient to conclude that the Company’s disclosure controls and procedures were effective as of the date of filing the Original 10-KSB Filing. However, upon further consideration the management has concluded that though the Company’s controls and procedures are sufficient to ensure accurate disclosure of material events, such controls are insufficient to ensure timely reporting of those events. Accordingly, in response to the Staff’s request in Item 3 of the Comment Letter, the Company is filing concurrently herewith an amended report on Form 10-K/A (the “Amended 10-KSB Filing”) to amend the Company’s Form 10-KSB filed November 6, 2008 as amended by a Form 10-KSB/A filed November 7, 2008 and as further amended by a Form 10-KSB/A filed on February 26, 2009 (collectively, the “Original 10-KSB Filing”).  A conformed copy of the Amended 10-KSB Filing is being filed herewith. The Amended 10-KSB Filing revises Part II, Item 8A Controls and Procedures, of the Original 10-KSB Filing to emphasize that the disclosure controls and procedures were determined to be ineffective as of the end of the period covered by the report.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Elliot Maza at 212-448-9300 with any questions or further comments you may have regarding this filing or if you wish to discuss the responses above.

Sincerely,

INTELLECT NEUROSCIENCES, INC.

/s/ Elliot Maza
Elliot Maza
President and Chief Financial Officer

Attachment A

Conformed copy of the Company’s amended report on Form 10-K/A filed on the date hereof to amend its Form 10-KSB filed November 6, 2008, amended by a Form 10-KSB/A filed November 7, 2008, and further amended by a Form 10-KSB/A filed February 26, 2009

[See attached.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 3 to Form 10-KSB filed on November 7, 2008)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number:  333-128226

INTELLECT NEUROSCIENCES, INC.
 (Exact name of registrant as specified in its charter)

Delaware	20-2777006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

7 West 18thStreet New York, NY	10011
(Address of principal executive offices)	(Zip Code)

(212)448-9300
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:   None

Securities registered pursuant to Section 12(g) of the Act:   None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes  ☐No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒                                                      No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.   ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐.  Accelerated filer ☐.  Non-accelerated filer ☐.  Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐No  ☒

As of September 28, 2007, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $9,952,485, based on the closing price on that date.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

As of March 26,  2009, there were 30,843,873 shares of common stock, $0.001 par value per share, of the Registrant outstanding.

Explanatory Note

Intellect Neurosciences, Inc. (the “Company”) filed its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008 on November 6, 2008 (the “Original Filing”), which Original Filing was amended by a Form 10-KSB/A filed on November 7, 2008, and further amended by a Form 10-KSB/A filed on February 26, 2009. Prior to implementation of the SEC’s Smaller Reporting Company Regulatory Relief and Simplification Rules, the Company was entitled to use certain reporting forms promulgated by the SEC pursuant to Regulation S-B, including Forms 10-KSB and 10-KSB/A.  Following the implementation of the SEC’s Smaller Reporting Company Regulatory Relief and Simplification Rules, effective March 15, 2009, those reporting forms relating to Regulation S-B have been eliminated and the Company, must now file using Form 10-K and 10-K/A using scaled reporting requirements. Accordingly, the Company has filed this amendment to its Original Filing on Form 10-K/A.

EXPLANATORY NOTE

Intellect Neurosciences, Inc. (the “Company”) hereby amends, as set forth below, its Annual Report on Form 10-KSB filed on November 6, 2008 as amended by a Form 10-KSB/A filed November 7, 2008 and as futher amended by a Form 10-KSB/A filed on February 26, 2009 (the “Original Report”) solely with regard to Item 8A, Controls and Procedures, of Part II of the Original Report.

This amendment to the Original Report updates information regarding the Company’s disclosure controls and procedures. Item 8A of Part II of the Original Report is hereby amended as set forth below. The Company does not hereby make any other changes to the Original Report.

Part II.

ITEM 8A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We performed an evaluation under the supervision and with the participation of our management, including our chief executive and chief financial officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d45(e) under the Securities Exchange Act of 1934, as amended) as of June 30, 2008. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

Following the evaluation described above, our management, including our chief executive and chief financial officer, concluded that based on the evaluation, our disclosure controls and procedures were not effective in that they failed to ensure that information required to be disclosed was reported within the time period specified in the rules and forms of the Securities Exchange Commission. This weakness was evidenced during the preparation of our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008. Our plan of remediation is described below.

The Company has yet to begin its project to become compliant with the requirements of Section 404 of the Sarbanes-Oxley Act. We plan to initiate our assessment, documentation, testing and improvement of internal controls over financial reporting and become Section 404 compliant during 2009.

Although these material weaknesses related to disclosures controls and procedures existed at year end, the consolidated financial statements in this Annual Report on Form 1O-KSB fairly present, in all material respects, our financial condition as of June 30, 2008 and 2007, in conformity with GAAP.

Changes in Internal Controls Over Financial Reporting and Management’s Remediation Initiatives

As defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified the following material weakness in our internal control over financial reporting as we did not have adequate controls in place to establish and maintain an effective control environment. The following deficiency in the control environment constituted a material weakness:

We did not maintain a sufficient complement of personnel with the appropriate level of knowledge, experience and training in the application of accounting principles generally accepted in the United States (referred to as GAAP) and in internal control over financial reporting commensurate with our financial reporting obligations under the Exchange Act. This weakness was evidenced during the preparation of our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2008 by our failure to prepare the reports required to be filed or submitted under the Exchange Act within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Upon identification of the material weakness, management advised our Audit Committee of the issues encountered and management’s key decisions related to remediation efforts. We are developing a plan to remediate the material weaknesses. Our plan of remediation will include hiring additional employees who are trained in the preparation of financial statements in accordance with GAAP and who can supplement the experience of our current personnel that is necessary to ensure that we have in place appropriate internal control over financial reporting.

Although this material weakness over preparation of the financial statements and related disclosures existed at year end, the consolidated financial statements in this Annual Report on Form 1O-KSB fairly present, in all material respects, our financial condition as of June 30, 2008 and 2007, in conformity with GAAP.

The effectiveness of our internal controls following our remediation efforts will not be known until we test those controls in connection with management’s tests of internal control over financial reporting. The testing will be completed shortly after the close of our third fiscal quarter of 2009, which will end on March 31, 2009.

This annual report does not include an attestation report of our registered public accounting firm, Eisner LLP, regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

EXHIBIT INDEX

31.1	Certification pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification pursuant to Rule 13a-14(a) and 15d-14(a) as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification pursuant to Rule 18 U.S.C Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002 (filed herewith)
32.2	Certification pursuant to Rule 18 U.S.C Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002 (filed herewith)

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLECT NEUROSCIENCES, INC.

Dated: March 27, 2009	By:	/s/ Daniel Chain
Daniel Chain
Chief Executive Officer and Chairman of the Board

Exhibit 31.1

CERTIFICATION

I, Daniel Chain, Chief Executive Officer of Intellect Neurosciences, Inc., Inc., certify that:

1. I have reviewed this annual report on Form 10-K/A of Intellect Neurosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods represented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) [intentionally omitted];

      c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

      d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2009
/s/ Daniel Chain
Daniel Chain
Chief Executive Officer

Exhibit 31.2
CERTIFICATION

I, Elliot Maza, Chief Financial Officer of Intellect Neurosciences, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB/A of Intellect Neurosciences, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant of, and for, the periods represented in this report.

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a) designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) [intentionally omitted];

      c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

     d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process summarize and report financial information; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.
Date: March 27, 2009
/s/ Elliot Maza
Elliot Maza
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intellect Neurosciences, Inc. (the "Company") on Form 10-KSB/A for the period ended June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2009

/s/ Daniel Chain
Daniel Chain
Chief Executive Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 HAS BEEN PROVIDED TO INTELLECT NEUROSCIENCES, INC. AND WILL BE RETAINED BY INTELLECT NEUROSCIENCES, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intellect Neurosciences, Inc. (the "Company") on Form 10-KSB/A for the period ended June 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2009
/s/ Elliot Maza
Elliot Maza
Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 HAS BEEN PROVIDED TO INTELLECT NEUROSCIENCES, INC. AND WILL BE RETAINED BY INTELLECT NEUROSCIENCES, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.